SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
Annual Report
ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
Commission file number: 1-5256
VF CORPORATION RETIREMENT SAVINGS PLAN
FOR SALARIED EMPLOYEES
(Full title of plan)
VF Corporation
105 Corporate Center Blvd.
Greensboro, NC 27408
(Address of principal executive offices)
(336) 424-6000
(Registrant’s telephone number, including area code)

VF CORPORATION RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES
Table of contents

Page No.
Report of Independent Registered Public Accounting Firm	4

Financial Statements:

Statements of Net Assets Available for Benefits, December 31, 2010 and 2009	5

Statement of Changes in Net Assets Available for Benefits, For the Year Ended December 31, 2010	6

Notes to Financial Statements	7

Supplemental Schedule:

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	14

Exhibit 23.1 — Consent of Independent Registered Public Accounting Firm	15

*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the VF Corporation Pension Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

VF Corporation Retirement Savings Plan for Salaried Employees
By:	/s/ Patrick J. Guido
Vice President - Treasurer
VF Corporation

Date: June 21, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Administrator of the
VF Corporation Retirement Savings Plan for Salaried Employees
We have audited the accompanying statements of net assets available for benefits of the VF Corporation Retirement Savings Plan for Salaried Employees (“the Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the VF Corporation Retirement Savings Plan for Salaried Employees as of December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Dixon Hughes Goodman LLP
Winston-Salem, North Carolina
June 21, 2011

VF CORPORATION RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2010	2009
ASSETS
Investments at fair value
Plan’s interest in the VF Corporation Tax- Advantaged Savings Plan Master Trust	$509,509,953	$461,969,162
Receivables
VF Corporation contribution	1,259,082	1,111,541
Participant contributions	—	34
Notes receivable from participants	11,048,383	10,801,761

	12,307,465	11,913,336

Total assets	521,817,418	473,882,498

LIABILITIES
Excess contributions payable	8,307	209,368

Net assets available for benefits	$521,809,111	$473,673,130

See accompanying notes to financial statements.

VF CORPORATION RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31, 2010
Investment income
Plan’s interest in net investment income of the VF Corporation Tax-Advantaged Savings Plan Master Trust	$59,882,319

Interest income on notes receivable from participants	475,903

Participant contributions	22,966,138
VF Corporation contributions	11,843,640

34,809,778

Benefits paid to participants	(46,702,025)
Administrative expenses	(329,994)

(47,032,019)

Net change	48,135,981

Net assets available for benefits:
Beginning of year	473,673,130

End of year	$521,809,111

See accompanying notes to financial statements

VF CORPORATION RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
NOTE A — DESCRIPTION OF THE PLAN
The following description of the VF Corporation Retirement Savings Plan for Salaried Employees (“the Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
VF Corporation (“VF” or the “Company”) sponsors the Plan, which is a defined contribution plan under Section 401(k) of the Internal Revenue Code (“IRC”) covering salaried and exception hourly employees of VF. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan is comprised of two parts: a contributory “Compensation Deferral” and a noncontributory “Retirement Contribution”.
Under the Compensation Deferral part of the Plan, salaried employees of specified VF subsidiaries may elect to contribute between 2% and 50% of their pre-tax annual compensation, as defined in the Plan, subject to certain IRC limitations. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company contributes a match of 50% of the first 6% of base compensation that a participant contributes to the Plan.
Effective January 1, 2005, VF added a noncontributory Retirement Contribution feature for employees hired after December 31, 2004 and certain other eligible employees. Eligible employees are automatically enrolled in the Retirement Contribution feature and are not required to make participant deferrals. VF makes quarterly Retirement Contributions to the Plan in an amount equal to a percentage of eligible employee earnings based on each employee’s continuous service with VF since January 1, 2005. The VF Retirement Contribution ranges from 2% of earnings for participants with less than 10 years of VF service (which is the rate currently in place for all participants in the Plan) to 5% of earnings for participants with 20 or more years of VF service. Employees immediately vest in their contributions plus actual earnings thereon. Employees vest ratably by month in the Company matching contribution and Retirement Contribution plus actual earnings thereon, and are fully vested after 5 years of service or normal retirement, disability or death.
Plan investments are held in the VF Corporation Tax-Advantaged Savings Plan Master Trust (“VF Master Trust”) administered by Fidelity Management Trust Company (“Fidelity”). The VF Master Trust holds assets for this Plan as well as the VF Corporation Retirement Savings Plan for Hourly Employees. Fidelity provides unified investment management for this and other retirement savings plans of VF Corporation. All Plan investments in the VF Master Trust are trusteed by Fidelity, with the exception of one separately managed fixed income fund trusteed by UMB Bank, N.A. (“UMB Bank”). Employee contributions under the Compensation Deferral feature are invested at the direction of the employee in one or more funds administered by the Plan’s trustees. A participant may invest their Retirement Contribution feature account in the same fund options as their employee deferrals and Company match with the exception of VF Common Stock.
Individual accounts are maintained for each participant; each account includes the individual’s contributions and Company matching contributions, VF Retirement Contributions and investment funds’ earnings, reduced by administrative expenses and investment funds’ losses. Accounts become payable upon retirement, disability, death or termination of employment. Participants may elect to receive distributions in a lump sum, or accounts may be rolled over into another IRS-approved tax deferral account. Participants with account balances in excess of $1,000 may leave their account in the Plan. Participants may also withdraw all or a portion of their Compensation Deferral account balance by filing a written request that demonstrates financial hardship as defined by the Plan.
Forfeitures are used to reduce future matching or Retirement Contributions, make corrections or to pay Plan expenses. Unused forfeitures at December 31, 2010 and 2009 totaled $332,585 and $303,891, respectively. During 2010, forfeitures of $848,000 were used to reduce matching or Retirement Contributions, make corrections or to pay Plan expenses.
Participants may borrow the lesser of $50,000 or 50% of the participant’s total account balance in the Compensation Deferral portion of the Plan. Participants are charged interest at the Morgan Guaranty “Published” prime rate at the time of the loan and repay the principal within 60 months, or 120 months if the loan is for the purchase of their primary residence. At December 31, 2010, outstanding loans bore interest rates ranging from 3.25% to 9.5%. Payments are made through payroll deductions. Payment in full is required at termination of employment.
Although it has no intent to do so, VF may terminate the Plan in whole or in part at any time. In the event of termination of the Plan, participants became fully vested in their accounts.

NOTE B — SIGNIFICANT ACCOUNTING POLICIES
The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
The Plan’s allocated share of the VF Master Trust’s net assets and investment income is based on the total of each individual participant’s share of the VF Master Trust. The investments of the VF Master Trust are valued at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note G for discussion of fair value measurements. Purchases and sales of securities, including gains and losses thereon, are recorded on the trade date. Dividends are recorded on the ex-dividend date; interest is recorded as earned on the accrual basis. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.
The Plan’s administrative expenses are paid by either the Plan or VF, as provided by the Plan document.
Benefits are recorded when paid.
In preparing financial statements in accordance with GAAP, management makes estimates and assumptions that affect amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates and assumptions.
The Plan provides for investment in mutual funds that in turn invest in equity, fixed income, or other securities. The Plan also provides for investment in VF Common Stock. Investments are exposed to various risks, such as market, interest rate and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.
Effective January 1, 2010, the Plan adopted the Financial Accounting Standards Board (“FASB”) authoritative guidance on reporting loans to participants by defined contribution pension plans. In accordance with the provisions, participant loans are required to be classified as notes receivable from participants, which are segregated from Plan investments and measured at their unpaid principal balance, plus any accrued but unpaid interest. The adoption of this accounting standard requires reclassification of participant loans from investments to notes receivable from participants on the Statement of Net Assets Available for Benefits as of December 31, 2010 and 2009. Accordingly, the 2009 financial statements have been reclassified to conform to the 2010 presentation. There was no impact on Net Assets Available for Benefits or Changes in Net Assets Available for Benefits.
VF has evaluated events and transactions occurring subsequent to the Statement of Net Assets Available for Benefits as of December 31, 2010 for items that could potentially be recognized or disclosed in these financial statements.
NOTE C — INCOME TAX STATUS
The Internal Revenue Service (the “IRS”) has determined and informed the Company by a letter dated September 23, 2002, that the Plan was designed in accordance with the applicable regulations of the IRC. During the Plan year, the Plan identified certain operational or administrative issues. In April 2011, in order to prevent the Plan from incurring a qualification defect, the Company filed an application for a compliance statement from the IRS under the voluntary compliance resolution program. The compliance statement was sought with respect to the following operational failures:
•	Missed elective deferrals from payroll upon employment termination for certain participants

•	Missed elective deferrals from manually drawn paychecks for certain participants

•	Missed auto enrollment for certain participants

•	Missed catch up contributions for several participants

•	Incorrect vesting dates for certain participants

•	Missed retirement contributions for certain participants

•	The Plan was not timely amended to reflect certain provisions of the final regulations under Section 401(k) and 401(m) of the Code.
The Company believes the Plan has maintained its tax-exempt status.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements as of December 31, 2010. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.
NOTE D — EXEMPT RELATED PARTY TRANSACTIONS
Certain Plan investments are shares of mutual funds and units of a common collective trust fund managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid to Fidelity by the Plan for investment management services were included as a reduction of the return earned on each fund. In addition, fees paid to Fidelity for administrative services were $262,123 for the year ended December 31, 2010.
The Plan also invests in the common stock of the Plan sponsor and, therefore, transactions in these securities also qualify as exempt party-in-interest transactions.
NOTE E — EXCESS CONTRIBUTIONS
For purposes of complying with the participation and discrimination rules set forth in Section 401(k) of the IRC, $8,307 of contributions from “highly compensated” participants were deemed to be in excess of allowable deferral limits for the year ended December 31, 2010. The excess contributions were refunded to participants in February 2011. In 2009, there were $209,368 of excess contributions refunded to participants in 2010.
NOTE F — INVESTMENTS IN THE VF MASTER TRUST
All the Plan’s investments are included in the VF Master Trust, which was established for the investment of assets of this Plan and the VF Corporation Retirement Savings Plan for Hourly Employees. Each participating retirement plan has an undivided interest in the VF Master Trust. The value of the Plan’s interest in the VF Master Trust is based on the beginning of the year value of the Plan’s interest in the trust, plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses. At December 31, 2010 and 2009, the Plan’s interest in the net amounts of the VF Master Trust was approximately 97.7% and 97.8%, respectively. Investment income and administrative expenses relating to the VF Master Trust are allocated to the individual plans based upon average monthly balances invested by each plan.

The following table presents the total assets of the VF Master Trust:

	December 31
	2010	2009
Investments at fair value:
Mutual funds	$340,226,581	$297,695,244
VF Corporation common stock fund	109,545,463	101,248,537
Common collective trust	24,179,139	22,918,644
Separately managed fixed income fund
U.S. government and agency obligations	40,461,643	47,535,827
Money market	5,606,929	1,515,187
Other	1,497,396	1,177,428

Total investments	521,517,151	472,090,867

Receivables
Interest and dividend income	103,755	377,470
Net unsettled trades	(10,410)	(5,979)

Total	$521,610,496	$472,462,358

Plan interest in VF Master Trust	$509,509,953	$461,969,162

Investment income for the VF Master Trust was as follows:

Year ended
December 31, 2010
Investment income:
Net appreciation in fair value of investments:
Mutual funds	$31,295,002
U.S. government and agency obligations	1,271,874
Common collective trust	3,179,169
VF Corporation common stock fund	17,018,684

Total	52,764,729

Interest and dividends	8,145,215

$60,909,944

NOTE G — FAIR VALUE MEASUREMENTS
Fair value is the price that would be received from the sale of an asset or paid to transfer a liability (i.e., an exit price) in the principal or most advantageous market in an orderly transaction between market participants. In determining fair value, the accounting standards established a three-level hierarchy that distinguishes between (i) market data obtained or developed from independent sources (i.e., observable data inputs) and (ii) a reporting entity’s own data and assumptions that market participants would use in pricing an asset or liability (i.e., unobservable data inputs). Financial assets and financial liabilities measured and reported at fair value are classified in one of the following categories, in order of priority of observability and objectivity of pricing inputs:
•	Level 1 — Fair value based on quoted prices in active markets for identical assets or liabilities.

•	Level 2 — Fair value based on significant directly observable data (other than Level 1 quoted prices) or significant indirectly observable data through corroboration with observable market data. Inputs would normally be (i) quoted prices in active markets for similar assets or liabilities, (ii) quoted prices in inactive markets for identical or similar assets or liabilities, (iii) inputs other than quoted prices that are observable for the assets or liabilities, or (iv) information derived from or corroborated by observable market data.

•	Level 3 — Fair value based on prices or valuation techniques that require significant unobservable data inputs. Inputs would normally be a reporting entity’s own data and judgments about assumptions that market participants would use in pricing the asset or liability.
The fair value measurement level for an asset or liability is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used should maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for the underlying assets of the VF Master Trust measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009:
Mutual funds — public investment vehicles valued using the net asset value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.
VF Corporation common stock fund — valued at the year-end unit closing price (comprised of year-end active market price for shares held by the VF Corporation common stock fund plus the value of money market reserves), and classified within level 2 of the valuation hierarchy.
Common collective trust — public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is classified within level 2 of the valuation hierarchy because the NAV’s unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments that are traded on an active market.
Fixed income fund — U.S. Government and agency obligations — valued based on yields currently available on comparable securities of issuers with similar credit ratings. The bonds are classified as level 2 in the valuation hierarchy.
Fixed income fund — Money market fund — investment vehicle valued using $1 for the NAV. The money market fund is classified within level 2 of the valuation hierarchy.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth, by level within the fair value hierarchy, the VF Master Trust assets at fair value as of December 31, 2010:

		Fair Value Measurement Using:
		Quoted Price
		in Active	Significant
		Markets for	Other	Significant
	Total	Identical	Observable	Unobservable
	Fair	Assets	Inputs	Inputs
	Value	(Level 1)	(Level 2)	(Level 3)
Mutual funds (a)	$340,226,581	$340,226,581	$—	$—
VF Corporation common stock fund (b)	109,545,463	—	109,545,463	—
Common collective trust (c)	24,179,139	—	24,179,139	—
Separately managed fixed income fund:		—		—
U.S. government and agency obligations (d)	40,461,643	—	40,461,643	—
Money market (e)	5,606,929	—	5,606,929	—
Other (f)	1,497,396	—	1,497,396	—

Total	$521,517,151	$340,226,581	$181,290,570	$—

(a)	Represents investments in mutual funds, by major security type, as follows: domestic equities - 65%; international equities — 7%; money market — 12% and fixed income — 16%.

(b)	Represents investments in VF Corporation common stock, along with a minor amount of short-term investments to provide liquidity. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.

(c)	Represents investment in a common collective trust consisting of securities in companies composing the Standard & Poors (“S&P”) 500 Index. Equity index fund strategies seek to replicate the movements of an index specific financial market, such as the S&P 500 Index, regardless of market conditions. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.

(d)	These funds seek to maximize current income to the extent consistent with the preservation of Capital and the maintenance of liquidity by investing in high quality fixed income securities (specifically, the U.S. Treasury obligations and U.S. Government Securities). There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.

(e)	These funds seek to maximize current income to the extent consistent with the preservation of Capital and the maintenance of liquidity by investing in high quality money market instruments (specifically, the U.S. Treasury obligations and U.S. Government Securities). There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.

(f)	Represents investments in Corporate bonds which are fully guaranteed by the U.S. Government utilizing a strategy that seeks to maximize current income to the extent consistent with the preservation of Capital and the maintenance of liquidity. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.

The following table sets forth, by level within the fair value hierarchy, the VF Master Trust assets at fair value as of December 31, 2009:

		Fair Value Measurement Using:
		Quoted Price
		in Active	Significant
		Markets for	Other	Significant
	Total Fair	Identical Assets	Observable Inputs	Unobservable Inputs
	Value	(Level 1)	(Level 2)	(Level 3)
Description:
Mutual funds (a)	$297,695,244	$297,695,244	$—	$—
VF Corporation common stock fund (b)	101,248,537	—	101,248,537	—
Common collective trust (c)	22,918,644	—	22,918,644	—
Separately managed fixed income fund:		—		—
U.S. government and agency obligations (d)	47,535,827	—	47,535,827	—
Money market (e)	1,515,187	—	1,515,187	—
Other (f)	1,177,428	—	1,177,428	—

Total	$472,090,867	$297,695,244	$174,395,623	$—

(a)	Represents investments in mutual funds, by major security type, as follows: domestic equities - 59%; international equities — 11%; money market — 20% and fixed income — 10%.

(b)	Represents investments in VF Corporation common stock, along with a minor amount of short-term investments to provide liquidity. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.

(c)	Represents investment in a common collective trust consisting of securities in companies composing the Standard & Poors (“S&P”) 500 Index. Equity index fund strategies seek to replicate the movements of an index specific financial market, such as the S&P 500 Index, regardless of market conditions. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.

(d)	These funds seek to maximize current income to the extent consistent with the preservation of Capital and the maintenance of liquidity by investing in high quality fixed income securities (specifically, the U.S. Treasury obligations and U.S. Government Securities). There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.

(e)	These funds seek to maximize current income to the extent consistent with the preservation of Capital and the maintenance of liquidity by investing in high quality money market instruments (specifically, the U.S. Treasury obligations and U.S. Government Securities). There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.

(f)	Represents investments in Corporate bonds which are fully guaranteed by the U.S. Government utilizing a strategy that seeks to maximize current income to the extent consistent with the preservation of Capital and the maintenance of liquidity. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.

VF Corporation Retirement Savings Plan
For Salaried Employees
Schedule H — Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 23-1180120
Plan Number: 002
December 31, 2010

(c)
Description of
	(b)	investment (including
	Identity of issue, borrower,	rate of interest	(d)	(e)
(a)	lessor, or similar party	and maturity date)	Cost	Current value
*	Participant loans**	Rates of 3.25%-9.5%, maturity dates from 1 to 10 years	—	$11,048,383

*	Party-in-interest to the Plan.

**	The accompanying financial statements classify participant loans as notes receivable from participants.